Exhibit 12.1

SOUTHERN COPPER CORPORATION

COMPUTATION OF FINANCIAL RATIOS

(In millions except ratios)

EARNINGS TO FIXED CHARGES	2008	2007	2006	2005	2004
Earnings before tax, minority interest and cumulative effect of change in accounting principle	$2,093.8	$3,411.9	$3,006.0	$2,002.4	$1,420.9
Fixed charges
Interest expense	105.9	123.2	113.4	108.9	106.5
(Gain) loss on debt prepayment	—	16.6	1.1	10.6	16.5
Total fixed charges	105.9	139.8	114.5	119.5	123.0

Earning plus fixed charges	$2,199.7	$3,551.7	$3,120.5	$2,121.9	$1,543.9

Earnings to fixed charges	20.8	25.4	27.2	17.8	12.6

	2008	2007	2006	2005	2004
Total debt	$1,290.0	$1,449.8	$1,528.1	$1,172.1	$1,330.3
Cash and cash equivalent balance	(716.7)	(1,409.3)	(1,022.8)	(876.0)	(710.7)
Net debt	573.3	40.5	505.3	296.1	619.6

Total capitalization
Net debt	573.3	40.5	505.3	296.1	619.6
Stockholders’ equity	3,381.3	3,848.1	3,666.6	3,326.1	2,813.6
Total capitalization	$3,954.6	$3,888.6	$4,171.9	$3,622.2	$3,433.2

Net debt/total capitalization (*)	14.5%	1.0%	12.1%	8.2%	18.0%

(*)   Represents net debt divided by total capitalization